SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------
                                   SCHEDULE TO
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                           --------------------------
                         FAIRMONT HOTELS & RESORTS INC.
                       (Name of Subject Company (Issuer))

                               Icahn Partners LP
                         Icahn Partners Master Fund LP
                            (Names of Filing Persons)

                                  Common Shares
                              CUSIP No. 305204109
                             (Class of Securities)

                            Keith L. Schaitkin, Esq.
                           Associate General Counsel
                Icahn Associates Corp. and Affiliated Companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                               Tel.: 212-702-4329
            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on behalf of Filing Persons)

                            CALCULATION OF FILING FEE

Transaction Valuation: Not applicable       Amount of Filing Fee: Not applicable

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:   Not applicable           Filing Party:  Not applicable
Form or registration no.: Not applicable           Date Filed:  Not applicable

/X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/x/  third-party tender offer subject to Rule 14d-1.
/ /  issuer tender offer subject to Rule 13e-4.
/ /  going-private transaction subject to Rule 13e-3.
/x/  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

                      COMBINED SCHEDULE TO AND SCHEDULE 13D

This Schedule TO and combined amendment to the joint statement on Schedule 13D is filed by Icahn Partners LP and Icahn Partners Master Fund LP (together, the "Offerors"), and with respect to the Schedule 13D, by Icahn Offshore LP, CCI Offshore Corp., Icahn Onshore LP, CCI Onshore Corp. and Carl C. Icahn (together with the Offerors, the "Reporting Persons") pursuant to General Instructions D and G. This Schedule TO relates to pre-commencement communications by the Offerors and, as noted above, also amends the Schedule 13D previously filed by the Reporting Persons.


CUSIP No. 305204109

1   NAME OF REPORTING PERSON
         Icahn Partners Master Fund LP

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) / /
         (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS*
         WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /X/

6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER
         3,985,534

8   SHARED VOTING POWER
         0

9   SOLE DISPOSITIVE POWER
         3,985,534

10  SHARED DISPOSITIVE POWER
         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,985,534

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    //

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.53%

14  TYPE OF REPORTING PERSON*
         PN

CUSIP No. 305204109

1.  NAME OF REPORTING PERSON
         Icahn Offshore LP

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) / /
         (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS*
         OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /X/

6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER
         0

8   SHARED VOTING POWER
         3,985,534

9   SOLE DISPOSITIVE POWER
         0

10  SHARED DISPOSITIVE POWER
         3,985,534

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,985,534

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    //

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.53%

14  TYPE OF REPORTING PERSON*
         PN

CUSIP No. 305204109

1   NAME OF REPORTING PERSON
         CCI Offshore Corp.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) / /
         (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS*
         OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /X/

6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER
         0

8   SHARED VOTING POWER
         3,985,534

9   SOLE DISPOSITIVE POWER
         0

10  SHARED DISPOSITIVE POWER
         3,985,534

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,985,534

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    //

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.53%

14  TYPE OF REPORTING PERSON*
         CO

CUSIP No. 305204109

1   NAME OF REPORTING PERSON
         Icahn Partners LP

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) / /
         (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS*
         WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /X/

6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER
         3,137,066

8   SHARED VOTING POWER
         0

9   SOLE DISPOSITIVE POWER
         3,137,066

10  SHARED DISPOSITIVE POWER
         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,137,066

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    //

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.35%

14  TYPE OF REPORTING PERSON*
         PN

CUSIP No. 305204109

1   NAME OF REPORTING PERSON
         Icahn Onshore LP

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) / /
         (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS*
         OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /X/

6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER
         0

8   SHARED VOTING POWER
         3,137,066

9   SOLE DISPOSITIVE POWER
         0

10 SHARED DISPOSITIVE POWER
         3,137,066

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,137,066

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    //

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.35%

14  TYPE OF REPORTING PERSON*
         PN

CUSIP No. 305204109

1   NAME OF REPORTING PERSON
         CCI Onshore Corp.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) / /
         (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS*
         OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /X/

6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER
         0

8   SHARED VOTING POWER
         3,137,066

9   SOLE DISPOSITIVE POWER
         0

10  SHARED DISPOSITIVE POWER
         3,137,066

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,137,066

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    //

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.35%

14  TYPE OF REPORTING PERSON*
         CO

CUSIP No. 305204109

1   NAME OF REPORTING PERSON
         Carl C. Icahn

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) / /
         (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS*
         OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /X/

6   CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER
         0

8   SHARED VOTING POWER
         7,122,600

9   SOLE DISPOSITIVE POWER
         0

10  SHARED DISPOSITIVE POWER
         7,122,600

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,122,600

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    //

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.88%

14  TYPE OF REPORTING PERSON*
         IN

On December 2, 2005, Icahn Partners LP and Icahn Partners Master Fund LP issued a joint press release; a copy of the press release is filed as Exhibit 1 hereto and is incorporated herein by reference.

IMPORTANT INFORMATION: ICAHN PARTNERS LP AND ICAHN PARTNERS MASTER FUND LP AND THEIR AFFILIATES HAVE NOT YET COMMENCED THE TENDER OFFER REFERRED TO IN THIS STATEMENT. UPON THE COMMENCEMENT OF ANY TENDER OFFER, THEY WILL FILE A TENDER OFFER STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION. THAT STATEMENT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND SHOULD BE READ BY SECURITY HOLDERS. IF A TENDER OFFER IS COMMENCED, ONE WILL BE ABLE TO OBTAIN AT NO CHARGE (I) THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS WHEN THEY BECOME AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT http://www.sec.gov AND (II) THE OFFER TO PURCHASE AND ALL RELATED DOCUMENTS FROM THE OFFERORS.

Exhibit 1

                              FOR IMMEDIATE RELEASE

                     Icahn Affiliates to Make Tender Offer
                  For Shares of Fairmont Hotels & Resorts Inc.
                            At USD $40.00 Per Share

New York, NY, December 2, 2005 - Icahn Partners LP and Icahn Partners Master Fund LP, affiliates of Carl C. Icahn, today announced that they will initiate a tender offer and takeover bid (the "Offer") for up to 29,648,400 common shares ("Fairmont Shares") of Fairmont Hotels & Resorts Inc. ("Fairmont"), which, together with the shares they already own, constitutes approximately 51% of the outstanding shares of Fairmont. The purchase price in the Offer will be USD $40 per share in cash. Shareholders will be entitled to elect to receive payment in Canadian dollars. The Offer is not subject to financing. The Offer is conditioned on at least 18,112,400 shares being properly tendered and not withdrawn. In order to satisfy conditions to the Offer, the offerors will seek all necessary regulatory and governmental approvals, including an order from the Ontario Securities Commission to cease the trading of the rights under the Fairmont poison pill (in which event the pill would not be applicable to the Offer) if the Board of Fairmont has not redeemed all of the rights or waived their application to the Offer.

On November 7, 2005, the offerors announced that they had acquired an aggregate of approximately 9.30% of the outstanding Fairmont Shares. The Offer price represents a 24.2% premium over the average closing price of Fairmont Shares, which was $32.20 per share on the NYSE for the 60-day period ending on the last trading day prior to that announcement.

The offerors believe that Fairmont and its shareholders would benefit if the company were acquired in its totality by a larger hotel operator that is able to more effectively take advantage of economics of scale. To the extent that Fairmont is willing to pursue this path, the offerors would be willing to enter into discussions to extend the length of its Offer to accommodate a sale process.

ICAHN PARTNERS LP AND ICAHN PARTNERS MASTER FUND LP AND THEIR AFFILIATES HAVE NOT YET COMMENCED THE OFFER REFERRED TO IN THIS PRESS RELEASE. UPON THE
COMMENCEMENT OF THE OFFER, THEY WILL FILE A TENDER OFFER STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION AND A TAKEOVER BID CIRCULAR WITH THE
PROVINCIAL SECURITIES COMMISSIONS IN CANADA. THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER AND SHOULD BE READ BY SECURITY HOLDERS. WHEN THE OFFER IS COMMENCED, ONE WILL BE ABLE TO OBTAIN AT NO CHARGE (I) THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS WHEN THEY BECOME AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT http://www.sec.gov, (II) THE OFFER TO PURCHASE, TAKEOVER BID CIRCULAR AND ALL OTHER DOCUMENTS WHEN THEY BECOME AVAILABLE ON SEDAR AT www.sedar.com AND (III) THE OFFER TO PURCHASE AND TAKEOVER BID CIRCULAR AND ALL RELATED DOCUMENTS FROM THE OFFERORS.



                      Contact: Susan Gordon (212) 702-4309